UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

Block G #01-00 BCA Braddell Campus, 200 Braddell Road

Singapore 579700

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountants

Engagement of New Independent Registered Public Accounting Firm

On September 22, 2026, the Audit Committee of the Board of Directors of Simpple Ltd. (the “Company”) approved the engagement of TQ International, PLLC as the Company’s independent registered public accounting firm, effective immediately. TQ International, PLLC is located at 800 Parker Square, Suite 215C, Flower Mound, Texas 75028.

During the fiscal years ended December 31, 2025 and December 31, 2024, and through September 22, 2026, neither the Company nor anyone acting on its behalf consulted with TQ International, PLLC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that TQ International, PLLC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, or a “reportable event,” as described in Item 16F(a)(1)(v) of Form 20-F.

Termination of Services of Independent Registered Public Accounting Firm

On September 22, 2026, the Audit Committee of the Board of Directors of the Company approved the dismissal of Audit Alliance LLP as the Company’s independent registered public accounting firm, effective immediately.

The reports of Audit Alliance LLP on the Company’s consolidated financial statements for the fiscal years ended December 31, 2025 and December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2025 and December 31, 2024, and through September 22, 2026, there were no disagreements between the Company and Audit Alliance LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of Audit Alliance LLP, would have caused Audit Alliance LLP to make reference thereto in its reports.

During the fiscal years ended December 31, 2025 and December 31, 2024, and through September 22, 2026, there were no reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company furnished a copy of the foregoing disclosures to Audit Alliance LLP and requested that Audit Alliance LLP furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with such statements or, if not, stating the respects in which it does not agree. A copy of the letter from Audit Alliance LLP is furnished as Exhibit 16.1 to this Report on Form 6-K.

Exhibit Index

Exhibit
Number	Description

16.1	Letter from Audit Alliance LLP dated October 9, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: October 9, 2026	By:	/s/ Kelvin Lee
	Name:	Kelvin Lee
	Title:	Executive Chairman

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